SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )

                              NATHAN'S FAMOUS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    632347100
                                 (CUSIP Number)

                               Nancy D. Lieberman
                     Blau, Kramer, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                             Jericho, New York 11753
                                  (516)822-4820
          (Name , Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                  June 21, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 632347100                                   Page 2 of 4 Pages


1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Howard M. Lorber

2   Check the Appropriate Box if a Member of a Group*      (a)  [ ]
                                                           (b)  [x]

3   SEC Use Only:

4   Source of Funds:

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6   Citizenship or Place of Organization:
    U.S.A.

7   Number of  Shares
    Sole Voting Power:         769,846

8   Beneficially
    Shared Voting Power:            0

9   Owned by Each Reporting
    Sole Dispositive Power:   769,846

10. Person With
    Shared Dispositive Power        0

11  Aggregate Amount Beneficially Owned by Each Reporting Person:  819,846

12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [x]

13  Percent of Class Represented by Amount in Row (11):  10.8%

14  Type of Reporting Person*:   IN

Item 1: Security and Issuer.

The undersigned hereby amends the Schedule 13D filing dated January 27, 1997, (the "Initial Filing") as amended on each of July 8, 1999 and July 23, 1999 with regard to the shares of Common Stock, par value $.001 per share (the "Shares") of Nathan's Famous, Inc. (the "Issuer"), a corporation organized under the laws of the State of Delaware. Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

This statement hereby amends the Items identified below or the particular paragraphs of such Items which are identified below, to reflect the acquisition by the undersigned of beneficial ownership of additional Shares.

Item 3: Source and Amount of Funds or Other Consideration.

Mr. Lorber acquired 25,000 Shares in consideration of his execution and delivery on June 21, 2000 of a new employment contract with the Issuer. The Howard M. Lorber Irrevocable Trust 1986 (the "Trust") acquired 50,000 Shares in a private transaction at a price of $2 7/8 per share using its own funds.

Item 4: Purpose of the Transaction.

In consideration of his execution and delivery of a new employment contract with the Issuer, Mr. Lorber acquired 25,000 Shares. In addition, on June 20, 2000, the Trust purchased 50,000 Shares in a private transaction at a price of $2 7/8 per share.

Mr. Lorber has no present plans or proposals which would result in a change in the present Board or management of the Issuer. Mr. Lorber has no present plans which would result in a material change in the Issuer's business or corporate structure.

Item 5: Interest in Securities of the Issuer.

(a) As of the close of business on June 20, 2000, Mr. Lorber beneficially owns 819,846 Shares which includes (a) options exercisable within 60 days to purchase an aggregate 208,334 Shares, (b) warrants exercisable within 60 days to purchase an aggregate 300,000 Shares and (c) 50,000 Shares owned by the Trust, as to which Mr. Lorber disclaims beneficial ownership.

(b) Mr. Lorber has sole power to dispose or direct the disposition of the 769,846 Shares beneficially owned directly by him. Mr. Lorber has sole power to vote or direct the vote of the 769,846 Shares beneficially owned directly by him.

Mr. Lorber does not have the power to dispose or direct the disposition of the 50,000 Shares beneficially owned by the Trust or to vote or direct the vote of such Shares.

(c) During the past 60 days, (i) Mr. Lorber acquired 25,000 Shares from the Issuer in cosideration of the execution of a new employment contract between the Issuer and him and (ii) the Trust acquired 50,000 Shares in a private transaction for a price of $2 7/8 per share.

(d) The Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares owned by it.

Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

June 30, 2000
--------------------------------------------
Date

/s/ Howard M. Lorber
--------------------------------------------
Signature

Howard M. Lorber   Chairman & CEO
--------------------------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).